UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 2010
Date of Report (Date of Earliest Event Reported)
__________________________
Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME                                             :           EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                                        :           00124

TAXPAYER I.D.                                                      :           91.144.000-8

________________________________________________________________________________________________________________________________

The following Material Event is reported by Embotelladora Andina S.A. (“Andina”) by virtue of the stipulations in Article 9 and subparagraphs 2 of Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:

Pursuant to Article 50 bis of Chilean Company Law N°18,046 amended by N°20,382 dated October 20, 2009 and in accordance to the dispositions of Circular N°1956 and Circular N°560 of the Chilean Superintendence of Securities and Insurance, both dated December 22, 2009, a new Directors’ Committee was appointed for the Company applying the same election criteria set forth by Circular N°1956. Mr. Heriberto Urzúa Sánchez (as Committee Chairman), Mr. Arturo Majlis Albala, and Mr. Salvador Said Somavía comprise the Committee.

Santiago, January 27, 2010

Jaime Cohen A.
Corporate Counsel
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay
Name:   Osvaldo Garay
Title:    Chief Financial Officer

Santiago, Janaury 28, 2010